



11017592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2010___ AND ENDING ___December 31, 2010___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W.R. Taylor & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4740 Woodmere Boulevard
(No. and Street)

Montgomery   AL   36106
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frances Jordan   (334) 395-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Taunton, P.C.
(Name – *if individual, state last, first, middle name*)

1761 Taliaferro Trail   Montgomery   AL   36117
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Wolf & Taunton, P.C.

Certified Public Accountants

MARCUS J. WOLF, C.P.A.
BOBBY L. TAUNTON, JR., C.P.A.

TAWANNA L. AUDE, C.P.A.
STEPHANIE C. SMITH, C.P.A.

P.O. BOX 241485
MONTGOMERY, ALABAMA
36124-1485

1761 TALIAFERRO TRAIL
MONTGOMERY, ALABAMA 36117
(334) 244-8900
FAX (334) 244-7085

INDEPENDENT AUDITORS' REPORT

To the Members
W.R. Taylor & Company, LLC
Montgomery, Alabama

We have audited the accompanying statement of financial condition of W.R. Taylor & Company, LLC (an Alabama Limited Liability Company) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W.R. Taylor & Company, LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Wolf & Taunton, P.C.

February 21, 2011

W.R. TAYLOR & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$ 586,969
Deposits with clearing organizations and others	15,000
Commissions, fees and reimbursements receivable	57,935
Prepaid expenses	15,150
Property and equipment at cost, less accumulated depreciation of $101,383	51,066
	$ 726,120

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 75,893
Deferred income	68,202
Capital lease	741
	144,836
MEMBERS' EQUITY	581,284
	$ 726,120

W.R. TAYLOR & COMPANY, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of W.R. Taylor & Company, LLC (the Company) is presented to assist in understanding the Company's statement of financial condition. The statement of financial condition and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the statement of financial condition.

Date of Management's Review

Management has evaluated subsequent events through February 25, 2011, the date which the statement of financial condition was available to be issued.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an Alabama Limited Liability Company located in Montgomery, Alabama. The Company serves as a bond placement agent, remarketing agent, and financial advisor for municipal transactions involving originating, developing and placement of tax-exempt and taxable IDB bond and note financing for agribusiness and middle market companies throughout the United States.

In 2006, the Company formed a wealth management division. The firm provides comprehensive wealth management services to individuals and businesses primarily in the Southeastern United States.

Basis of Accounting

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Customer Accounts Receivable

Customer accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Major additions for property and equipment are capitalized at cost; maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of income. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

Income Taxes

Pro rata income from the LLC is combined with the income and expenses of the members from other sources and reported in the members' individual Federal and State tax returns. The LLC is not a taxpaying entity for purposes of Federal and State income taxes, and thus, no income taxes have been recorded in the statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – PROPERTY AND EQUIPMENT

The components of property and equipment, at cost, are as follows as of December 31, 2010:

Furniture and fixtures	$ 106,196
Office equipment	20,526
Computer equipment	25,727
	152,449
Less accumulated depreciation	101,383
	$ 51,066

Depreciation expense for the year ended December 31, 2010 was $18,723.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $468,965 which was $463,834 in excess of its required net capital of $5,131. The Company's percentage of aggregate indebtedness to net capital was 16.41%.

NOTE D – RELATED PARTY TRANSACTIONS

In May 2006 the original member of the Company advanced $217,000 to two individuals in order for them to pay off their outstanding loans to a former employer. The purpose of the advances was to enable these two individuals to become employees of the Company.

The Company withheld 10% of these two employees' gross commissions and submitted the payments to the Company's original member at 0% interest until the advances were paid in full. Because these advances were paid in full during 2010, the outstanding amount due from these two employees to the Company's original member at December 31, 2010 was $0.

NOTE E – OPERATING LEASES

The Company leases office space, office equipment and an automobile under operating leases that have initial non-cancelable lease terms in excess of one year. Total rent expense for the year ended December 31, 2010 was $70,751.

Future minimum payments under long-term operating leases, which expire in 2014, are as follows for the years ending December 31:

2011	$ 80,387
2012	44,423
2013	33,908
2014	9,669
	$168,387

NOTE F – CAPITAL LEASE

The Company leases office equipment under a capital lease which expires in April 2011. The asset and corresponding liability under this capital lease are recorded at the present value of the minimum lease payments. The asset is being depreciated over its estimated useful life. Depreciation of the leased assets is included in depreciation expense.

NOTE F - CAPITAL LEASE (Continued)

The following property is held under this capital lease:

Sound masking system	$16,207
Less accumulated depreciation	(8,682)
	$ 7,525

Minimum future lease payments under this capital lease as of December 31, 2010, for each of the next two years and in the aggregate are:

Year Ended December 31, 2011	$ 756
Total minimum lease payments	756
Less amount representing interest	(15)
Present value of net minimum lease payments	$ 741

The interest rate on this capital lease is imputed based on the lessors' implicit rate of return.

NOTE G - CONCENTRATIONS

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. As of December 31, 2010, the Company had no significant concentrations of credit risk.

Business risk

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

NOTE H – PROFIT SHARING PLAN

The Company sponsors a 401(k) plan. The plan covers all employees age 21 and older. Employees may contribute up to 15% of their compensation to the plan. The plan does not permit matching contributions. The Company may make discretionary contributions to the plan in addition to employee contributions. The Company did not make any discretionary contributions for the year ended December 31, 2010.

NOTE I – REGULATION

The Company is registered as a broker-dealer with the Securities and Exchange Commission. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

NOTE J – FINANCIAL INSTRUMENTS

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2010, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

W.R. TAYLOR & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

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